SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   -----------------------------------------

                                SCHEDULE 13D/A-1


                    Under the Securities Exchange Act of 1934

                         MARQUETTE MEDICAL SYSTEMS, INC.
                                (Name of Issuer)


                          Common Shares, $.10 Par Value
                         (Title of Class of Securities)


                                   571474 10 5
                                 (CUSIP Number)


                                Robert E. Healing
                            General Electric Company
                              3135 Easton Turnpike
                                  Fairfield, CT
                                 (203) 373-2243
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 20, 1998
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:   /  /

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 571474 10 5

   1     NAME OF
         REPORTING
         PERSON

         General
         Electric
         Company
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)
-------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [X]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON           100
WITH
                         -------------------------------------------------------
                           8    SHARED VOTING POWER

                                0
                         -------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                100
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
-------  -------------------

                  The class of equity securities to which this Statement relates is the common shares, par value $.10 per share ("Marquette Common Stock"), of Marquette Medical Systems, Inc., a Wisconsin corporation ("Marquette"). Marquette's principal executive offices are located at 8200 W. Tower Avenue, Milwaukee, Wisconsin 53223.

Item 2.  Identity and Background
-------  -----------------------

                  This Statement is filed by General Electric Company, a New York corporation ("GE" or the "Reporting Person"), whose principal business address is 3135 Easton Turnpike, Fairfield Connecticut 06431-0001. GE and its consolidated affiliates comprise one of the largest and most diversified industrial corporations in the world. From the time of its incorporation in 1892, GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. Over the years, development and application of related and new technologies have broadened considerably the scope of activities of GE and its affiliates. GE's products include, but are not limited to, lamps and other lighting products; major appliances for the home; industrial automation products and components; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear reactors, nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; materials, including plastics, silicones and superabrasive industrial diamonds; and a wide variety of high-technology products, including products used in medical diagnostic applications.

                  GE also offers a wide variety of services, including product support services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. The National Broadcasting Company, Inc., a wholly-owned subsidiary, is engaged principally in furnishing network television services, in operating television stations, and in providing cable programming and distribution services in the United States, Europe, and Asia. Through another wholly-owned subsidiary, General Electric Capital Services, Inc. ("GECS"), and its two principal subsidiaries, GE offers a broad array of financial services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance. Other services offered by GECS include satellite communications furnished by its subsidiary, GE Americom, Inc. GE also licenses patents and provides technical services related to products it has developed, but such activities are not material to GE.

                  Except as described below, during the past five years, GE has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In April, 1994, a U.K. subsidiary of GE, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. Such Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which [it] is so registered ... shall be guilty of [a criminal] offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

                  At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                  The names, principal occupations and business addresses of the executive officers and directors of GE are set forth in Schedule A attached hereto, which is incorporated herein by reference. Except as expressly noted in Schedule A, each such executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

                  On November 20, 1998, upon consummation of the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of September 20, 1998 (the "Merger Agreement") among GE, Emerald Merger Corp., a wholly-owned subsidiary of GE, and Marquette, Marquette became a wholly-owned subsidiary of GE.

                  Pursuant to the Merger Agreement, each share of Marquette Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than shares owned by Marquette or any wholly-owned subsidiary of Marquette or GE or any wholly-owned subsidiary of GE, which shares were canceled) was converted into 0.508 of a share of common stock, $.16 par value per share, of GE ("GE Common Stock"), and each of the 100 outstanding common shares of Sub was converted into one common share of Marquette as the surviving corporation.

Item 4.  Purpose of Transaction
-------  ----------------------

                  GE entered into the Merger Agreement in order to cause Marquette to become a wholly-owned subsidiary of GE upon consummation of the Merger. The Merger became effective on November 20, 1998.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

                  GE became the sole beneficial and record owner of 100 shares of Marquette Common Stock (100% of the outstanding shares of Marquette Common Stock) upon effectiveness of the Merger.

                  Except as described above, neither GE nor any person named in
Item 2 hereof beneficially owned shares of Marquette Common Stock as of November 20, 1998, or had any transactions in Marquette Common Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
------  -----------------------------------------------------------------------

                  Upon the effectiveness of the Merger on November 20, 1998, each of the Stock Option Agreement dated as of September 20, 1998 between GE and Marquette and the Shareholder Agreement dated as of September 20, 1998 between GE and Michael J. Cudahy terminated in accordance with their respective terms.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

                  Not applicable (previously filed).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              GENERAL ELECTRIC COMPANY


Dated:  November 30, 1998                     By: /s/ Robert E. Healing
                                              ------------------------------
                                                  Robert E. Healing
                                                  Corporate Counsel

SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            GENERAL ELECTRIC COMPANY

                  The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GE are set forth below. If no business address is given, the director's or officer's business address is GE's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GE. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                       GENERAL ELECTRIC COMPANY DIRECTORS



Name                       Present Business Address           Present Principal Occupation
----                       ------------------------           ----------------------------

J.I. Cash, Jr.             Harvard Business School            Professor of Business
                           Baker Library 187                  Administration-Graduate
                           Soldiers Field                     School of Business Administration,
                           Boston, MA 02163                   Harvard University

S.S. Cathcart              222 Wisconsin Avenue               Retired Chairman,
                           Suite 103                          Illinois Tool Works
                           Lake Forest, IL 60045

D.D. Dammerman             General Electric Company           Senior Vice President--Finance,
                           3135 Easton Turnpike               General Electric Company
                           Fairfield, CT 06431

P. Fresco                  Fiat SpA                           Chairman of the Board,
                           Via Nizza 250                      Fiat SpA
                           10126 Torino
                           Italy

C.X. Gonzalez              Kimberly-Clark de Mexico,          Chairman of the Board
                           S.A. de C.V.                       and Chief Executive Officer,
                           Jose Luis Lagrange 103,            Kimberly-Clark de Mexico,
                           Tercero Piso                       S.A. de C.V.
                           Colonia Los Morales
                           Mexico, D.F. 11510, Mexico

Andrea Jung                Avon Products, Inc.                President and Chief Executive
                           1345 Avenue of the Americas        Officer, Avon Products, Inc.
                           New York, New York 10001

G.G. Michelson             Federated Department Stores        Former Member of the
                           151 West 34th Street               Board of Directors,
                           New York, NY 10001                 Federated Department Stores

E.F. Murphy                General Electric Company           Vice Chairman of the Board and
                           3135 Easton Turnpike               Executive Officer
                           Fairfield, CT 064321

S. Nunn                    King & Spalding                    Partner, King & Spalding
                           191 Peachtree Street, N.E.
                           Atlanta, Georgia 30303

J.D. Opie                  General Electric Company           Vice Chairman of the
                           3135 Easton Turnpike               Board and Executive Officer
                           Fairfield, CT 06431

R.S. Penske                Penske Corporation                 Chairman of the Board and
                           13400 Outer Drive, West            President,
                           Detroit, MI 48239-4001             Penske Corporation

F.H.T. Rhodes              Cornell University                 President Emeritus
                           3104 Snee Building                 Cornell University
                           Ithaca, NY 14853

A.C. Sigler                Champion International             Retired Chairman of the
                           Corporation                        Board and CEO and
                           1 Champion Plaza                   former Director,
                           Stamford, CT 06921                 Champion International Corporation

D.A. Warner III            J. P. Morgan & Co., Inc.           Chairman of the Board,
                           & Morgan Guaranty Trust Co.        President, and Chief
                           60 Wall Street                     Executive Officer,
                           New York, NY 10260                 J.P. Morgan & Co. Incorporated and
                                                              Morgan Guaranty Trust Company

J.F. Welch, Jr.            General Electric Company           Chairman of the Board
                           3135 Easton Turnpike               and Chief Executive Officer,
                           Fairfield, CT 06431                General Electric Company





                                   Citizenship
                                   -----------

                           C. X. Gonzalez        Mexico
                           P. Fresco             Italy
                           All Others            U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS



Name                       Present Business Address           Present Principal Occupation
----                       ------------------------           ----------------------------

J.F. Welch, Jr.            General Electric Company           Chairman of the Board and
                           3135 Easton Turnpike               Chief Executive Officer
                           Fairfield, CT 06431

P.D. Ameen                 General Electric Company           Vice President and Comptroller
                           3135 Easton Turnpike
                           Fairfield, CT 06431

J.R. Bunt                  General Electric Company           Vice President and Treasurer
                           3135 Easton Turnpike
                           Fairfield, CT 06431

D.L. Calhoun               General Electric Company           Senior Vice President - GE Lighting
                           Nela Park
                           Cleveland, OH 44122

W.J. Conaty                General Electric Company           Senior Vice President--Human
                           3135 Easton Turnpike               Resources
                           Fairfield, CT 06431

D. M. Cote                 General Electric Company           Senior Vice President--GE
                           3135 Easton Turnpike               Appliances
                           Fairfield, CT 06431

D.D. Dammerman             General Electric Company           Senior Vice President--Finance
                           3135 Easton Turnpike
                           Fairfield, CT 06431

L.S. Edelheit              General Electric Company           Senior Vice President--Corporate
                           P. O. Box 8                        Research and Development
                           Schenectady, NY 12301

B.W. Heineman, Jr.         General Electric Company           Senior Vice President--General
                           3135 Easton Turnpike               Counsel and Secretary
                           Fairfield, CT 06431


J. R. Immelt               General Electric Company           Senior Vice President--GE Medical
                           P.O. Box 414                       Systems
                           Milwaukee, WI 53201

G. S. Malm                 General Electric Company           Senior Vice President--Asia
                            3135 Easton Turnpike
                            Fairfield, CT 06431

W.J. McNerney, Jr.         General Electric Company           Senior Vice President--GE Aircraft
                            1 Neumann Way                     Engines
                            Cincinnati, OH 05215

E.F. Murphy                General Electric Company           Vice Chairman of the Board and
                           3135 Easton Turnpike               Executive Officer
                           Fairfield, CT 06431

R.L. Nardelli              General Electric Company           Senior Vice President--GE Power
                           1 River Road                       Systems
                           Schenectady, NY 12345

R.W. Nelson                General Electric Company           Vice President--Corporate Financial
                           3135 Easton Turnpike               Planning and Analysis
                           Fairfield, CT 06431

J.D. Opie                  General Electric Company           Vice Chairman of the Board
                           3135 Easton Turnpike               and Executive Officer
                           Fairfield, CT 06431

G.M. Reiner                General Electric Company           Senior Vice President--Chief
                           3135 Easton Turnpike               Information Officer
                           Fairfield, CT 06431


J.G. Rice                  General Electric Company           Vice President - GE Transportation
                           2901 East Lake Road                Systems
                           Erie, PA 16531

G.L. Rogers                General Electric Company           Senior Vice President--GE Plastics
                           1 Plastics Avenue
                           Pittsfield, MA 01201

L.G. Trotter               General Electric Company           Vice President--GE Electrical
                           41 Woodford Avenue                 Distribution and Control
                           Plainville, CT 06062




                                   Citizenship
                                   -----------

                           P. Fresco          Italy
                           G. S. Malm         Sweden
                           All Others         U.S.A.